Exhibit 99.1

Ardmore Shipping Announces Formation of Sustainability Committee of its Board of Directors

HAMILTON, Bermuda, March 3, 2023 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced that its Board of Directors has formed a Sustainability Committee to oversee and advise on all matters related to corporate sustainability, including environmental, social and energy transition matters. The formation of the Sustainability Committee is aimed at ensuring that Ardmore's business strategies and activities prioritize critical ESG matters which are expected to have significant, long-term impacts on the Company's performance and on the product and chemical tanker industry as a whole.

The Sustainability Committee will be chaired by Dr. Kirsi Tikka, along with members Mats Berglund and Helen Tveitan de Jong. Kirsi Tikka has a particular depth of experience relating to this area as a senior advisor to the shipping industry on issues related to tanker performance measurement and optimization, a professor of naval architecture, a member of the US National Academy of Engineering, and a former Executive Vice President of the American Bureau of Shipping.

Curtis McWilliams, Chair of the Board of Ardmore Shipping, commented, "Sustainability informs everything that we do at Ardmore and aligns with our long-term business objectives, from top-level strategy to the ways that we measure and pursue day-to-day performance. Ardmore's early and outspoken commitment to the principles of sustainability once marked us as an outlier in our industry. Now, however, our partners, customers, lenders, investors, and Ardmore team members regularly cite our sincere and active commitment to sustainability as one of the most important factors that they consider in choosing to work with Ardmore. In recognition of the increasingly consequential discourse around sustainability, ESG, and the energy transition, we have made the decision to formalize the Board's commitment to these issues and to ensure Ardmore's continued leadership in this regard."

Kirsi Tikka, Chair of the Sustainability Committee, commented, "There are few areas of the economy where sustainability and the energy transition have such profound implications as for the shipping industry and the product and chemical tanker sectors in particular. From new regulations requiring greater fuel efficiency, to the evolving mix of refined products and chemicals cargoes that we carry, to the makeup and strategic priorities of our global customer base and their end-consumers' drive toward decarbonization, sustainability impacts what we do, how we do it, and why we do it. By continually innovating technologically, actively implementing ESG best practices, and ensuring that we are positioned to carry the cargoes of the future, we are doing our part to move our industry forward and to maintain Ardmore's position at the forefront of that progress."

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters and time charters and enjoys close working relationships with key commercial and technical management partners.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, those discussed in Ardmore's public filings with the U.S. Securities and Exchange Commission. Ardmore undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

Investor Relations Enquiries:

The IGB Group
Mr. Leon Berman
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com